Exhibit (d)(26)(i)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 6, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and T. Rowe Price Associates, Inc., a Maryland corporation (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement, dated as of January 12, 2007 (“Agreement”) for the AXA Premier VIP Trust (“Trust”) as follows:

1. Name Change. The name of the AXA Premier VIP Large Cap Growth Portfolio of the Trust is changed to the Multimanager Large Cap Growth Portfolio.

2. Appendix A. Appendix A is hereby modified to include references to the EQ/T. Rowe Price Growth Stock Portfolio for purposes of calculating the fee payable to the Adviser. Appendix A to the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Darrel N. Bramon
	Steven M. Joenk	Name:	Darrel N. Bramon
	Senior Vice President	Title:	Vice President

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser on or about the fifth day of each month compensation computed at an annual rate equal to the following:

Related Portfolios	Advisory Fee**

Large Cap Growth Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion*** (collectively referred to as “Large Cap Growth Portfolios”)

Multimanager Large Cap Growth Portfolio*

0.40% of the Large Cap Growth Portfolios’ average daily net assets up to and including $250 million; and 0.375% of the Large Cap Growth Portfolios’ average daily net assets in excess of $250 million up to and including $500 million; and 0.35% of the Large Cap Growth Portfolios’ average daily net assets in excess of $500 million.

EQ/T. Rowe Price Growth Stock Portfolio, a series of EQ Advisors Trust***	Once the Large Cap Growth Portfolios’ average daily net assets exceed $1 billion, the 0.35% advisory fee will apply to all asset levels.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “T. Rowe Allocated Portion”.
**	The daily advisory fee for the T. Rowe Allocated Portion is calculated by multiplying the aggregate net assets of the T. Rowe Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.
***	Other Allocated Portions are other registered investment companies or (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified as “Large Cap Growth Portfolios.”